Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q3 2014

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport and energy businesses in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	5	$234	$538
Financial assets	5	486	362
Accounts receivable and other	5	318	346
Inventory		22	22

Current assets		1,060	1,268

Property, plant and equipment	6	7,998	7,763
Intangible assets	7	3,785	4,006
Investment in associates	8	2,578	2,039
Investment properties		161	164
Goodwill		87	48
Financial assets (non-current)	5	257	178
Other assets (non-current)		96	92
Deferred income tax assets		101	124

Total assets		$16,123	$15,682

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	5	$545	$491
Non-recourse borrowings	5,9	317	71
Financial liabilities	5	42	36

Current liabilities		904	598

Corporate borrowings	5	619	377
Non-recourse borrowings (non-current)	5,9	5,889	5,719
Financial liabilities (non-current)	5	539	511
Other liabilities (non-current)		548	557
Deferred income tax liabilities		1,416	1,295
Preferred shares	5	20	20

Total liabilities		9,935	9,077

Partnership capital:
Limited partners		3,395	3,751
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1,268	1,408
Interest of others in operating subsidiaries		1,502	1,419
General partner		23	27

Total partnership capital		6,188	6,605

Total liabilities and partnership capital		$16,123	$15,682

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Revenues		$491	$431	$1,459	$1,356
Direct operating costs		(216)	(187)	(643)	(611)
General and administrative expenses		(28)	(28)	(84)	(82)
Depreciation and amortization expense	6,7	(97)	(81)	(282)	(250)

		150	135	450	413
Interest expense		(90)	(87)	(267)	(264)
Share of earnings from investments in associates	8	28	20	41	55
Mark-to-market on hedging items		47	(19)	9	12
Gain on sale of associate		—	—	—	18
Other (expenses) income		(13)	(14)	11	(55)

Income before income tax		122	35	244	179
Income tax (expense) recovery
Current		(9)	14	(23)	4
Deferred		(33)	19	(55)	13

Net income from continuing operations		80	68	166	196
(Loss) income from discontinued operations, net of income tax	3	—	(11)	—	45

Net income		$80	$57	$166	$241

Attributable to:
Limited partners		$44	$18	$60	$81
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		17	7	24	32
Interest of others in operating subsidiaries		8	24	49	104
General partner		11	8	33	24

Basic and diluted earnings per limited partner unit		$0.29	$0.12	$0.39	$0.55

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Net income		$80	$57	$166	$241

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss
Revaluation surplus		—	—	—	—
Unrealized actuarial losses		—	2	(1)	(6)
Taxes on the above items		10	(1)	10	1
Equity accounted investments	8	(77)	2	(80)	2

		(67)	3	(71)	(3)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(431)	157	(323)	(264)
Cash flow hedges	5	(27)	13	(22)	(24)
Net investment hedges	5	134	(75)	44	(52)
Available-for-sale securities		(9)	2	17	2
Taxes on the above items		—	—	(3)	10
Equity accounted investments	8	(2)	1	(4)	23

		(335)	98	(291)	(305)

Total other comprehensive (loss) income		(402)	101	(362)	(308)

Comprehensive (loss) income		$(322)	$158	$(196)	$(67)

Attributable to:
Limited partners		$(177)	$61	$(142)	$(106)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(69)	24	(55)	(41)
Interest of others in operating subsidiaries		(85)	65	(30)	58
General partner		$9	$8	$31	$22

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Total partnership capital
Balance as at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	$6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

Net income	—	44	—	—	44	—	11	—	11	—	17	—	—	17	8	80
Other comprehensive loss	—	—	—	(221)	(221)	—	—	(2)	(2)	—	—	—	(86)	(86)	(93)	(402)

Comprehensive income (loss)	—	44	—	(221)	(177)	—	11	(2)	9	—	17	—	(86)	(69)	(85)	(322)
Partnership distributions	—	(72)	—	—	(72)	—	(12)	—	(12)	—	(28)	—	—	(28)	—	(112)
Subsidiary distributions to non-controlling interest	—		—	—	—	—	—	—	—	—		—	—	—	(107)	(107)
Acquisition of interest[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	60	60

Balance as at September 30, 2014	$3,201	$(369)	$77	$486	$3,395	$19	$—	$4	$23	$1,178	$(156)	$30	$216	$1,268	$1,502	$6,188

1.	Refer to Note 14 for an analysis of accumulated other comprehensive income by item.
2.	Refer to Note 4, Business Acquisition.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Total partnership capital
Balance as at June 30, 2013	$3,195	$(15)	$77	$399	$3,656	$19	$3	$3	$25	$1,178	$(16)	$30	$182	$1,374	$2,327	$7,382

Net income	—	18	—	—	18	—	8	—	8	—	7	—	—	7	24	57
Other comprehensive income	—	—	—	43	43	—	—	—	—	—	—	—	17	17	41	101

Comprehensive income	—	18	—	43	61	—	8	—	8	—	7	—	17	24	65	158
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(64)	—	—	(64)	—	(8)	—	(8)	—	(26)	—	—	(26)	—	(98)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	(24)
Disposition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,054)	(1,054)

Balance as at September 30, 2013	$3,197	$(61)	$77	$442	$3,655	$19	$3	$3	$25	$1,178	$(35)	$30	$199	$1,372	$1,314	$6,366

1.	Refer to Note 14 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL (CONT’D)

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— in operating subsidiaries	Total partnership capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	60	—	—	60	—	33	—	33	—	24	—	—	24	49	166
Other comprehensive loss	—	—	—	(202)	(202)	—	—	(2)	(2)	—	—	—	(79)	(79)	(79)	(362)

Comprehensive income (loss)	—	60	—	(202)	(142)	—	33	(2)	31	—	24	—	(79)	(55)	(30)	(196)
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(216)	—	—	(216)	—	(35)	—	(35)	—	(85)	—	—	(85)	—	(336)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(171)	(171)
Acquisition of interest[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	284	284

Balance as at September 30, 2014	$3,201	$(369)	$77	$486	$3,395	$19	$—	$4	$23	$1,178	$(156)	$30	$216	$1,268	$1,502	$6,188

1.	Refer to Note 14 for an analysis of accumulated other comprehensive income by item.
2.	Refer to Note 4, Business Acquisition and Note 8, Investments in Associates.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Retained Earnings/ (Deficit)	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Total partnership capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net Income	—	81	—	—	81	—	24	—	24	—	32	—	—	32	104	241
Other comprehensive loss	—	—	—	(187)	(187)	—	—	(2)	(2)	—	—	—	(73)	(73)	(46)	(308)

Comprehensive income (loss)	—	81	—	(187)	(106)	—	24	(2)	22	—	32	—	(73)	(41)	58	(67)
Unit issuance	242	—	—	—	242	—	—	—	—	94	—	—	—	94	—	336
Partnership distributions	—	(190)	—	—	(190)	—	(24)	—	(24)	—	(76)	—	—	(76)	—	(290)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,437)	(1,437)
Ownership changes	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110

Balance as at September 30, 2013	$3,197	$(61)	$77	$442	$3,655	$19	$3	$3	$25	$1,178	$(35)	$30	$199	$1,372	$1,314	$6,366

1.	Refer to Note 14 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month		For the nine-month
		period ended September 30		period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Operating activities
Net income		$80	$57	$166	$241
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	8	(21)	2	(17)	(16)
Fair value adjustments		—	4	—	10
Depreciation and amortization expense	5,6	97	81	282	250
Mark-to-market on hedging items		(47)	19	(9)	(12)
Gain on sale of associate		—	—	—	(18)
Provisions and other items		13	(14)	13	49
Deferred tax expense (recovery)		33	(19)	55	—
Changes in non-cash working capital, net		80	31	41	27

Cash from operating activities		235	161	531	531

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(38)	(23)	(38)	(37)
Disposition of subsidiaries, net of cash disposed		—	468	—	646
Acquisition of investments in associates	8	(373)	(495)	(412)	(472)
Dispositions of investments in associates	8	30	—	30	—
Purchase of long lived assets	6,7	(117)	(97)	(342)	(313)
Sale of long lived assets		2	—	7	—
Purchase of financial assets		(65)	(341)	(115)	(371)
Sale of financial assets		—	—	25	—
Net settlement of foreign exchange hedging items		(3)	(2)	(26)	2

Cash used by investing activities		(564)	(490)	(871)	(545)

Financing Activities
Distributions to general partner	13	(12)	(8)	(35)	(24)
Distributions to other unitholders	13	(100)	(90)	(301)	(266)
Subsidiary distributions to non-controlling interest		(54)	(24)	(118)	(94)
Proceeds from corporate credit facility		286	591	286	591
Repayment of corporate credit facility		(24)	(398)	(24)	(944)
Proceeds on subsidiary borrowings		897	205	1,147	2,455
Repayment on subsidiary borrowings		(805)	(123)	(925)	(2,005)
Partnership units issued	12	—	2	2	336

Cash from (used by) financing activities		188	155	32	49

Cash and cash equivalents
Change during the period		(141)	(174)	(308)	35
Impact of foreign exchange on cash		(5)	3	4	(18)
Balance, beginning of period		380	451	538	263

Balance, end of period		$234	$280	$234	$280

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport and energy businesses in North and South America, Australasia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The managing general partner of the partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2013, except for the adoption of Standards and amendments effective January 1, 2014 in Note 2 b). The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2013 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on November 7, 2014.

b) Recently Adopted Accounting Standards and Amendments

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these Standards on the partnership’s accounting policies and disclosures are as follows:

IFRIC 21 Levies – (“IFRIC 21”)

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure’s accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation – (“IAS 32”)

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructure’s accounting for or presentation of financial instruments for the current and prior periods presented.

c) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16, Property, Plant, and Equipment – (“IAS 16”) and IAS 38, Intangible Assets – (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers – (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

3. DISCONTINUED OPERATIONS

The revenues and expenses related to the U.S. and Canadian freehold timberlands, Brookfield Infrastructure’s timber segment, have been presented on the interim condensed and consolidated statements of operating results as discontinued operations as a result of the following transactions:

i)	Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013;

ii)	During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million.

The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for both the current and comparative periods presented.

Operating results of discontinued operations for the three and nine month periods ended September 30, 2014 and 2013 are as follows:

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Revenues	$—	$23	$—	$305
Direct operating costs	—	(13)	—	(174)

		10		131
Interest expense	—	(4)	—	(44)
Fair value adjustments	—	(4)	—	(10)
Other expenses	—	—	—	(2)

Income before income tax	—	2	—	75
Attributable current and deferred taxes	—	1	—	(14)

		3		61
Gain on disposal of Canadian freehold timberlands	—	34	—	57
Attributable current and deferred taxes	—	(48)	—	(73)

	—	(14)	—	(16)

(Loss) income from discontinued operations, net of income tax	$—	$(11)	$—	$45

Income attributable to unitholders for the three and nine month periods ended September 30, 2014 and 2013 are as follows:

	For the three-month		For the nine-month
	period ended Sept 30		period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Income from continuing operations attributable to:
Limited partners	$44	$27	$60	$80
Non-controlling interest – Redeemable Partnership Units held by Brookfield	17	11	24	31
Non-controlling interest – in operating subsidiaries	8	22	49	61
General partner	11	8	33	24

(Loss) income from discontinued operations attributable to:
Limited partners	$—	$(9)	$—	$1
Non-controlling interest – Redeemable Partnership Units held by Brookfield	—	(4)	—	1
Non-controlling interest – in operating subsidiaries	—	2	—	43
General partner	—	—	—	—

Basic and diluted earnings (losses) per unit attributable to:
Limited partners from continuing operations	$0.29	$0.18	$0.39	$0.52
Limited partners from discontinued operations	—	(0.06)	—	0.03

Basic and diluted earnings per unit attributable to limited partners	$0.29	$0.12	$0.39	$0.55

Comprehensive (loss) income attributable to unitholders for the three and nine month periods ended September 30, 2014 and 2013 is as follows:

	For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Comprehensive (loss) income from continuing operations attributable to:
Limited partners	$(177)	$67	$(142)	$(109)
Non-controlling interest – Redeemable Partnership Units held by Brookfield	(69)	27	(55)	(42)
Non-controlling interest – in operating subsidiaries	(85)	54	(30)	8
General partner	9	8	31	22

Comprehensive (loss) income from discontinued operations attributable to:
Limited partners	$—	$(6)	$—	$3
Non-controlling interest – Redeemable Partnership Units held by Brookfield	—	(3)	—	1
Non-controlling interest – in operating subsidiaries	—	11	—	50
General partner	—	—	—	—

Other comprehensive income (loss) relating to the disposal group for the three and nine month periods ended September 30, 2014 and 2013 is as follows:

	For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Revaluation of property, plant and equipment	$—	$—	$—	$(4)
Cash flow hedges	—	4	—	5
Taxes on above items	—	—	—	(1)

Total	$—	$4	$—	$—

The net cash flows attributable to the operating, investing and financing activities of discontinued operations for the three and nine month periods ended September 30, 2014 and 2013 are as follows:

	For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Operating cash flows	$—	$1	$—	$67
Investing cash flows	—	(33)	—	(49)
Financing cash flows	—	—	—	(49)

Total	$—	$(32)	$—	$(31)

4. BUSINESS ACQUISITION

Acquisition of U.S. District Energy operation

On August 21, 2014 Brookfield Infrastructure acquired a 40% interest in Macquarie District Energy Holdings LLC, part of the North American district energy operation, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the condensed and consolidated statement of operating results.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Net consideration	$38

Fair value of assets and liabilities acquired as at August 21, 2014 (provisional)1

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest[2]	(60)

Net assets acquired	$38

1.

The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at the fair value at the acquisition date.

Upon acquisition of the U.S. district energy operation by Brookfield Infrastructure, a future tax obligation of $132 million was recorded. The deferred tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

Brookfield Infrastructure’s results from operations for the three and nine months ended September 30, 2014, include $9 million of revenue and $1 million of net income from the U.S. district energy operation.

Had the U.S. district energy operation business combination been effective January 1, 2014, the revenue of Brookfield Infrastructure from continuing operations would have been $1,488 million for the nine months ended September 30, 2014 and net income would have been $168 million for the nine months ended September 30, 2014. In determining the pro-forma revenue and net income attributable to the partnership, management has:

•

Calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

•	Excluded transaction deal costs of the acquiree as a one-off pre-acquisition cost.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Condensed and Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at September 30, 2014:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$234	$234
Accounts receivable and other	—	—	318	318
Financial assets (current and non-current)[1]	361	—	93	454
Marketable securities	—	287	—	287
Restricted cash	—	—	2	2

Total	$361	$287	$647	$1,295

Financial liabilities
Corporate borrowings	$—	$—	$619	$619
Non-recourse borrowings (current and non-current)	—	—	6,206	6,206
Accounts payable and other	—	—	545	545
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	505	—	76	581

Total	$505	$—	$7,466	$7,971

1.	Derivative instruments which are elected for hedge accounting totaling $332 million are included in financial assets and $156 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2013:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$538	$538
Accounts receivable and other	—	—	346	346
Financial assets (current and non-current)[1]	241	—	66	307
Marketable securities	—	230	—	230
Restricted cash	—	—	3	3

Total	$241	$230	$953	$1,424

Financial liabilities
Corporate borrowings	$—	$—	$377	$377
Non-recourse borrowings (current and non-current)	—	—	5,790	5,790
Accounts payable and other	—	—	491	491
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	547	—	—	547

Total	$547	$—	$6,678	$7,225

1.	Derivative instruments which are elected for hedge accounting totaling $196 million are included in financial assets and $195 million of derivative instruments are included in financial liabilities.

The following table provides the carrying values and fair values of financial instruments as at September 30, 2014 and December 31, 2013:

	September 30, 2014		December 31, 2013
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$234	$234	$538	$538
Accounts receivable and other	318	318	346	346
Financial assets (current and non-current)	454	454	307	307
Marketable securities	287	287	230	230
Restricted cash	2	2	3	3

Total	$1,295	$1,295	$1,424	$1,424

Financial liabilities
Corporate borrowings[1]	$619	$629	$377	$381
Non-recourse borrowings[2]	6,206	6,447	5,790	5,973
Accounts payable and other financial liabilities	545	545	491	491
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	581	581	547	547

Total	$7,971	$8,222	$7,225	$7,412

1.	Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.

Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of borrowings at the UK port operation and Chilean toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and nine months ended September 30, 2014, pre-tax net unrealized losses of $27 million and $22 million, respectively (2013: gains of $13 million and losses of $24 million, respectively) were recorded in other comprehensive (loss) income for the effective portion of the cash flow hedges. As at September 30, 2014, there was a net derivative asset balance of $97 million relating to hedging items designated as cash flow hedges (December 31, 2013: derivative liability balance of $31 million).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine months ended September 30, 2014 unrealized pre-tax net gains of $137 million and $70 million, respectively (2013: losses of $73 million and $54 million, respectively) were recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $3 million loss and $26 million loss (2013: $2 million loss and $2 million gain, respectively) in other comprehensive (loss) income related to the net settlement of foreign exchange hedging items in the three and nine month period ended September 30, 2014. As at September 30, 2014, there was a net derivative asset balance of $79 million relating to hedging items designated as net investment hedges (December 31, 2013: derivative asset balance of $8 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market and redeemable fund units.

•

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase hedging items, interest rate swap hedging items, derivative hedging items, certain equity securities carried at fair value which are not traded in an active market.

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	September 30, 2014	December 31, 2013
Marketable securities	Level 1[1]	$287	$230
Foreign currency forward contracts	Level 2[2]
Financial asset		104	64
Financial liability		4	36
Interest rate swaps & other	Level 2[2]
Financial asset		$257	$177
Financial liability		501	511

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

Assets and liabilities measured at fair value on a recurring basis include $648 million (2013: $471 million) of financial assets and $505 million (2013: $547 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three and nine months ended September 30, 2014 and 2013, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	September 30, 2014			December 31, 2013
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$287	$—	$—	$230	$—	$—
Financial assets (current and non-current)[1]	—	361	—	—	241	—

Financial liabilities
Financial liabilities (current and non-current)[1]	$—	$505	$—	$—	$547	$—

1.	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross carrying amount
Balance at January 1, 2013	$3,320	$3,000	$1,082	$651	$8,053
Additions, net of disposals	172	170	38	—	380
Acquisitions through business combinations (dispositions)	—	—	145	(651)	(506)
Fair value adjustments	167	225	39	—	431
Net foreign currency exchange differences	(13)	(410)	(71)	—	(494)

Balance at December 31, 2013	$3,646	$2,985	$1,233	$—	$7,864

Additions, net of disposals	163	92	59	—	314
Acquisitions through business combinations	—	—	347	—	347
Net foreign currency exchange differences	(85)	(68)	(39)	—	(192)

Balance at September 30, 2014	$3,724	$3,009	$1,600	$—	$8,333

Accumulated depreciation:
Balance at January 1, 2013	(10)	(43)	(25)	(5)	(83)
Depreciation expense	(121)	(111)	(43)	—	(275)
Fair value adjustment	102	93	32	—	227
Disposals	—	—	—	5	5
Net foreign currency exchange differences	5	17	3	—	25

Balance at December 31, 2013	$(24)	$(44)	$(33)	$—	$(101)

Depreciation expense	(104)	(96)	(41)	—	(241)
Net foreign exchange differences	(3)	9	1	—	7

Balance at September 30, 2014	$(131)	$(131)	$(73)	$—	$(335)

Net book value:
September 30, 2014	$3,593	$2,878	$1,527	$—	$7,998

December 31, 2013	$3,622	$2,941	$1,200	$—	$7,763

7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Cost	$3,925	$4,117
Accumulated amortization	(140)	(111)

Total	$3,785	$4,006

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Regulated terminal	$2,187	$2,231
Chilean toll roads	1,112	1,278
UK port operations	347	355
Other[1]	139	142

Total	$3,785	$4,006

1.	Other intangibles are comprised of customer order backlogs and easements and permits to use and operate on government land.

The following table presents the change in the balance of intangible assets:

As of
US$ MILLIONS	September 30, 2014
Cost at beginning of the period	$4,117
Additions, net of disposals	21
Foreign currency translation	(213)

Balance at September 30, 2014	$3,925

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

As of
US$ MILLIONS	September 30, 2014
Accumulated amortization at beginning of period	$(111)
Amortization	(41)
Foreign currency translation	12

Balance at September 30, 2014	$(140)

8. INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

US$ MILLIONS	For the nine months ending September 30, 2014	For the 12 months ending December 31, 2013
Balance at beginning of period	$2,039	$2,179
Share of earnings (losses) for the period	41	(217)
Foreign currency translation and other	(185)	(81)
Share of other reserves for the period-OCI	(84)	160
Distributions	(24)	(90)
Acquisitions, net of disposals[1,2,3]	791	88

Ending balance	$2,578	$2,039

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Brazilian toll road operation[2]	$1,031	$773
South American transmission operation	556	717
Other associates	991	549

Ending balance	$2,578	$2,039

1.

On March 26, 2014, Brookfield Infrastructure, through an arrangement formed between Brookfield and Mitsui O.S.K. Lines Ltd., acquired a 20% interest in a North American container terminal operation. Brookfield Infrastructure has significant influence through Brookfield’s position in the arrangement. Accordingly, Brookfield Infrastructure equity accounts for the entity. The purchase price is payable in a series of three equal payments, one on the date of acquisition as well as one and two years subsequent to this date. Also, an acquisition earn-out may be payable to the extent that certain earnings-based performance metrics are met. The estimated amount payable by Brookfield Infrastructure of $87 million is recorded as a financial liability within the condensed and consolidated statements of financial position.

2.

On May 14, 2014 Brookfield Infrastructure completed a reorganization of its interest in the Brazilian toll road operation which resulted in the gross-up of the investment in associates balance with a corresponding increase to non-controlling interest. The reorganization did not impact Brookfield Infrastructure’s economic interest in the Brazilian toll road operations or its earnings attributable to limited partners after giving effect to the reorganization.

3.

On August 19, 2014, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired an 11% interest in a Brazilian rail business for $367 million. Brookfield Infrastructure has significant influence through Brookfield’s position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Financial position:
Total assets	$20,896	$19,988
Total liabilities	(12,887)	(12,971)

Net assets	$8,009	$7,017

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Financial performance:
Total revenue	$924	$690	$2,379	$2,170
Total income for the period	104	41	155	150
Brookfield Infrastructure’s share of net income	$28	$20	$41	$55

9. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Current	$317	$71
Non-current	5,889	5,719

Total	$6,206	$5,790

During the nine months ended September 30, 2014 subsidiary borrowings, net of repayments, were $222 million.

Non-recourse borrowings associated with the acquisition of the U.S. district energy operation during the third quarter of 2014 were $175 million.

The impact of foreign currency translation and other changes associated with non-recourse borrowings were $19 million, primarily attributable to the impact of lower exchange rates on Australian dollar, British pound and Chilean peso denominated non-recourse borrowings.

10. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense and other cash income (expenses), which includes cash taxes.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials[1]
Revenues	$191	$328	$68	$—	$587	$(250)	$154	$491
Costs attributed to revenues	(59)	(169)	(40)	—	(268)	129	(77)	(216)
General & administrative costs	—	—	—	(28)	(28)	—	—	(28)

Adjusted EBITDA	132	159	28	(28)	291	(121)	77
Other income (expense)	2	(12)	—	5	(5)	10	(5)	—
Interest expense	(41)	(45)	(18)	(4)	(108)	42	(24)	(90)

FFO	93	102	10	(27)	178	(69)	48
Depreciation and amortization	(39)	(66)	(21)	—	(126)	57	(28)	(97)
Deferred taxes	3	(7)	3	(3)	(4)	(19)	(10)	(33)
Mark-to-market on hedging items	3	2	(1)	41	45	—	2	47
Valuation (losses) gains and other	(5)	(6)	4	(14)	(21)	3	(4)	(22)
Share of earnings from associates	—	—	—	—	—	28	—	28
Net income attributable to non-controlling interest	—	—	—	—	—	—	(8)	(8)

Net income (loss) attributable to partnership[2]	$55	$25	$(5)	$(3)	$72	$—	$—	$72

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$204	$256	$66	$7	$533	$(225)	$130	$(7)	$431
Costs attributed to revenues	(66)	(128)	(35)	(4)	(233)	110	(68)	4	(187)
General & administrative costs	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	138	128	31	(25)	272	(115)	62	(3)
Other income (expense)	2	(7)	1	2	(2)	4	(1)	18	19
Interest expense	(43)	(39)	(18)	(3)	(103)	39	(24)	1	(87)

FFO	97	82	14	(26)	167	(72)	37	16
Depreciation and amortization	(34)	(42)	(17)	—	(93)	35	(23)	—	(81)
Deferred taxes	15	1	4	(48)	(28)	3	14	30	19
Mark-to-market on hedging items	3	—	—	(12)	(9)	(8)	(2)	—	(19)
Valuation (losses) gains and other	(17)	(18)	—	31	(4)	22	(4)	(33)	(19)
Share of earnings from associates	—	—	—	—	—	20	—	—	20
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(11)	(11)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(22)	(2)	(24)

Net income (loss) attributable to partnership[2]	$64	$23	$1	$(55)	$33	$—	$—	$—	$33

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials[1]
Revenues	$554	$923	$231	$—	$1,708	$(701)	$452	$1,459
Costs attributed to revenues	(166)	(472)	(126)	—	(764)	351	(230)	(643)
General & administrative costs	—	—	—	(84)	(84)	—	—	(84)

Adjusted EBITDA	388	451	105	(84)	860	(350)	222
Other income (expense)	6	(28)	—	21	(1)	18	(8)	9
Interest expense	(120)	(132)	(53)	(10)	(315)	123	(75)	(267)

FFO	274	291	52	(73)	544	(209)	139
Depreciation and amortization	(118)	(186)	(55)	—	(359)	157	(80)	(282)
Deferred taxes	(12)	3	2	2	(5)	(33)	(17)	(55)
Mark-to-market on hedging items	7	5	(1)	(1)	10	(3)	2	9
Valuation (losses) gains and other	(24)	(38)	7	(18)	(73)	47	5	(21)
Share of earnings from associates	—	—	—	—	—	41	—	41
Net income attributable to non-controlling interest	—	—	—	—	—	—	(49)	(49)

Net income (loss) attributable to partnership[2]	$127	$75	$5	$(90)	$117	$—	$—	$117

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued operations	As per IFRS financials[1]
Revenues	$622	$760	$221	$83	$1,686	$(653)	$406	$(83)	$1,356
Costs attributed to revenues	(213)	(406)	(117)	(44)	(780)	337	(212)	44	(611)
General & administrative costs	—	—	—	(82)	(82)	—	—	—	(82)

Adjusted EBITDA	409	354	104	(43)	824	(316)	194	(39)
Other income (expense)	7	(9)	2	2	2	8	(8)	18	20
Interest expense	(131)	(113)	(52)	(23)	(319)	115	(73)	13	(264)

FFO	285	232	54	(64)	507	(193)	113	(8)
Depreciation and amortization	(116)	(135)	(51)	—	(302)	123	(71)	—	(250)
Deferred taxes	1	8	13	(84)	(62)	(1)	21	55	13
Mark-to-market on hedging items	(3)	—	3	21	21	(14)	5	—	12
Valuation (losses) gains and other	(38)	(52)	(3)	66	(27)	30	(7)	(49)	(53)
Share of earnings from associates	—	—	—	—	—	55	—	—	55
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(61)	(43)	(104)

Net income (loss) attributable to partnership[2]	$129	$53	$16	$(61)	$137	$—	$—	$—	$137

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,542	$5,175	$1,733	$(77)	$11,373	$(1,874)	$4,178	$2,446	$16,123

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

11. SUBSIDIARY PUBLIC ISSUERS

In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the “Issuers”), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The outstanding debt securities are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

The following debt securities were issued as of September 30, 2014:

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%. The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014	Brookfield Infrastructure	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments	Brookfield Infrastructure consolidated
Revenue	$—	$—	$491	$—	$491
Net income attributable to partnership[1]	44	—	(273)	301	72

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013
Revenue	$—	$—	$431	$—	$431
Net income from continuing operations attributable to partnership	27	—	225	(206)	46
Net income (loss) attributable to partnership[1]	18	—	212	(197)	33

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014
Revenue	$—	$—	$1,459	$—	$1,459
Net income attributable to partnership[1]	60	—	(29)	86	117

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
Revenue	$—	$—	$1,356	$—	$1,356
Net income from continuing operations attributable to partnership	80	—	495	(440)	135
Net income attributable to partnership[1]	81	—	497	(441)	137

AS AT SEPTEMBER 30, 2014
Current assets	$—	$6	$1,060	$(6)	$1,060
Non-current assets	3,355	385	15,063	(3,740)	15,063
Current liabilities	—	9	904	(9)	904
Non-current liabilities	—	365	10,752	(2,086)	9,031
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,268	—	1,268
Non-controlling interests – in operating subsidiaries	—	—	1,502	—	1,502

AS AT DECEMBER 31, 2013	Brookfield Infrastructure	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments	Brookfield Infrastructure consolidated
Current assets	$—	$3	$1,268	$(3)	$1,268
Non-current assets	3,711	377	14,414	(4,088)	14,414
Current liabilities	—	3	598	(3)	598
Non-current liabilities	—	377	10,392	(2,290)	8,479
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	1,408	—	1,408
Non-controlling interests – in operating subsidiaries	—	—	1,419	—	1,419

1.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

12. PARTNERSHIP CAPITAL

Brookfield Infrastructure’s capital structure is comprised of three classes of partnership units: general partnership units, limited partnership units and Redeemable Partnership Units held by Brookfield.

In March 2014, Brookfield Infrastructure’s holding entity, Brookfield Infrastructure LP (the “Holding LP”), underwent a restructuring whereby the Holding LP’s limited partnership agreement was amended to make the partnership the managing general partner of the Holding LP by redesignating the limited partner units as managing general partner units and to make the general partner a special limited partner of the Holding LP by redesignating the general partner units to special limited partner units. This change was made in order to simplify our governance structure and to more clearly delineate the partnership’s governance rights in respect of the Holding LP.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and nine month period ended September 30, 2014, the partnership issued less than 1 million units for proceeds of less than $1 million and less than 1 million units for proceeds of $2 million, respectively (2013: less than 1 million units for proceeds of $1 million and less than 1 million units for proceeds of $5 million, respectively) under the Plan.

During the first quarter of 2014 the Plan for beneficial holders was discontinued. As a result, the Plan will only be available for registered unitholders effective from June 30, 2014 onward.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Authorized to issue
Opening balance	1.1	1.1	150.2	143.6	151.3	144.7
Issued for cash	—	—	0.1	6.6	0.1	6.6

Ending balance	1.1	1.1	150.3	150.2	151.4	151.3

	General partnership units		Limited partnership units		Total
US$ MILLIONS	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	$19	$19	$3,199	$2,955	$3,218	$2,974
Share issuance	—	—	2	244	2	244

Ending balance	$19	$19	$3,201	$3,199	$3,220	$3,218

The weighted average number of general partnership units outstanding for the three and nine months ended September 30, 2014 was 1.1 million and 1.1 million, respectively (2013: 1.1 million and 1.1 million, respectively). The weighted average number of limited partnership units outstanding for the three and nine months ended September 30, 2014 was 150.3 million and 150.3 million respectively, (2013: 150.1 million and 147.0 million respectively).

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	58.7	56.1
Issued for cash	—	2.6

Ending balance	58.7	58.7

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the nine months ended Sept 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	$1,178	$1,084
Issued for cash	—	94

Ending balance	$1,178	$1,178

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three and nine months ended September 30, 2014 was 58.7 million and 58.7 million, respectively, (2013: 58.7 million and 57.5 million, respectively).

13. DISTRIBUTIONS

For the three and nine months ended September 30, 2014, distributions to partnership unitholders were $101 million and $303 million, respectively or $0.48, and $1.44, respectively per partnership unit (2013: $90 million or $0.43 per unit and $266 million or $1.29 per unit, respectively).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $11 million and $33 million for the three and nine months ended September 30, 2014 ($8 million and $24 million for the three and nine months ended September 30, 2013).

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688
Other comprehensive (loss) income	—	(170)	31	(15)	12	(1)	(59)	(202)

Balance as at September 30, 2014	$652	$(264)	$(34)	$(78)	$22	$(7)	$195	$486

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$393	$137	$(57)	$(53)	$—	$(1)	$210	$629
Other comprehensive (loss) income	(10)	(141)	(37)	(15)	1	(3)	18	(187)

Balance as at September 30, 2013	$383	$(4)	$(94)	$(68)	$1	$(4)	$228	$442

b) Attributable to General Partner

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive loss	—	(2)	—	—	—	—	—	(2)

Balance as at September 30, 2014	$5	$(2)	$—	$(1)	$—	$—	$2	$4

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive loss	—	(2)	—	—	—	—	—	(2)

Balance as at September 30, 2013	$3	$(1)	$—	$(1)	$—	$—	$2	$3

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive (loss) income	—	(65)	13	(7)	5	—	(25)	(79)

Balance as at September 30, 2014	$272	$(95)	$(14)	$(35)	$9	$(2)	$81	$216

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$176	$67	$(24)	$(24)	$—	$—	$77	$272
Other comprehensive (loss) income	(4)	(55)	(14)	(6)	—	(1)	7	(73)

Balance as at September 30, 2013	$172	$12	$(38)	$(30)	$—	$(1)	$84	$199

15. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized on the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2014 (less than $1 million during the three and nine months ended September 30, 2013).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a Base Management Fee, (the “Base Management Fee”), to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million and $78 million for the three and nine months ended September 30, 2014 ($26 million and $76 million during the three and nine months ended September 30, 2013).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Holding LP and certain holding entities held directly by the Holding LP.

During the three and nine months ended September 30, 2014, $2 million and $6 million, respectively was reimbursed at cost to the Manager of the partnership ($2 million and $6 million during the three and nine months ended September 30, 2013). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposit is at market terms. At September 30, 2014, Brookfield Infrastructure’s deposit balance with Brookfield was $2 million (December 31, 2013: $262 million) and earned interest of less than $1 million and less than $1 million for the three and nine months ended September 30, 2014 (less than $1 million during the three and nine months ended September 30, 2013).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc, a subsidiary of Brookfield. The North American district energy operation also utilizes consulting and engineering services provided by wholly-owned subsidiaries of Brookfield on market terms.

16. SUBSEQUENT EVENTS

a) Acquisition of European Telecommunications Operation

Brookfield Infrastructure has signed definitive agreements to acquire a 23% stake in a European telecommunications operation through a Brookfield Infrastructure fund for $500 million. Brookfield Infrastructure will have significant influence through Brookfield’s position in the business. Accordingly, Brookfield Infrastructure will equity account for the entity. Completion of this transaction is expected to occur in the first quarter of 2015, subject to customary closing conditions.

b) Renewal of normal course issuer bid

On October 1, 2014 the Toronto Stock Exchange (“TSX”) accepted a notice filed by Brookfield Infrastructure to renew its normal course issuer bid. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase up to 7.4 million limited partnership units, representing 5% of the issued and outstanding limited partnership units. Repurchases were authorized to commence on October 6, 2014 and will terminate on October 5, 2015, or earlier should Brookfield Infrastructure complete its repurchases prior to such date. All purchases will be made through the facilities of the TSX or the New York Stock Exchange and all limited partnership units acquired under the normal course issuer bid will be cancelled.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE AND

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 7, 2014 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations1 consist of utility, transport and energy businesses in North and South America, Australasia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track key value drivers for each of our operating platforms. See “Segmented Disclosures” on page 33 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our managing general partner approved a 12% increase in our quarterly distribution to 48 cents per unit, which started with the distribution paid in March 2014. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 48 cents, a compound annual growth rate in excess of 10%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2013. Our condensed and consolidated financial statements include the accounts of Brookfield

1.	During the second quarter of 2013, we announced the sale of our interests in our timberland operations. The results of these operations are presented in the ‘Corporate and other’ segment in this document.

Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

The partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 48 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last six years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Terminal	• Australasia
	• Electricity Transmission	• North & South America
	• Regulated Distribution	• Europe

Transport
Provide transportation for freight, bulk	• Rail	• Australasia & South America
commodities and passengers, for which we are paid an access fee	• Toll Roads	• South America
	• Ports	• Europe & North America

Energy Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America • Europe • Australasia & North America

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at September 30, 2014 and December 31, 2013 and for the three and nine month periods ended September 30, 2014 and 2013. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 33.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Summary Statements of Operating Results	2014	2013	2014	2013
Revenues	$491	$431	$1,459	$1,356
Direct operating expenses	(216)	(187)	(643)	(611)
General and administrative expenses	(28)	(28)	(84)	(82)
Depreciation and amortization expense	(97)	(81)	(282)	(250)
Interest expense	(90)	(87)	(267)	(264)
Mark-to-market on hedging items	47	(19)	9	12
Earnings from investments in associates	28	20	41	55
Net income	80	57	166	241
Income from continuing operations	80	68	166	196
(Loss) income from discontinued operations, net of income tax	—	(11)	—	45
Net income attributable to the partnership[1]	72	33	117	137
Net income per limited partnership unit	$0.29	$0.12	$0.39	$0.55

1.	Includes net income attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended September 30, 2014, we reported net income of $80 million, of which $72 million is attributable to the partnership, compared to net income of $57 million and net income attributable to the partnership of $33 million in the prior year. Net income increased compared to the third quarter of 2013 due to increased Adjusted EBITDA from our transport businesses and hedging gains of $47 million related to our foreign currency hedging program at the corporate level in the current period, whereas the comparative quarter contained $19 million of losses associated with these hedging items. These factors were partially offset by the $16 million increase in depreciation and amortization expense associated with our expanded asset base and $14 million of deferred tax charges, primarily associated with recent reforms in Chilean tax law.

Revenues totaled $491 million in the third quarter of 2014, representing a year-over-year increase of $60 million, or 14%. The increase is attributable to organic growth initiatives completed over the past year which increased revenues $17 million at our UK regulated distribution operation, $7 million at our Colombian regulated distribution operation and $7 million at our Australian rail operation. Our business also recorded higher revenues in its transport and energy operations as a result of increased volumes that contributed an incremental $9 million to our total revenues. Additionally, the acquisition of our U.S. district energy operations over the past 12 months contributed incremental revenue of $18 million.

Direct operating expenses totaled $216 million for the third quarter of 2014, which represented an increase of $29 million, or 15%, compared to the same period in 2013. This was driven by a $19 million increase in expenses as a result of the aforementioned capital expansion programs and incremental costs of $10 million during the period due to the acquisition of our U.S. district energy businesses over the past 12 months.

General and administrative expenses totaled $28 million for the three months ended September 30, 2014, consistent with the prior year comparative period. This line item is primarily comprised of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership.

Depreciation and amortization expense totaled $97 million in the third quarter of 2014, an increase of $16 million over the third quarter of 2013. The increase was primarily due to higher property, plant and equipment values as a result of our annual revaluation process and capital deployed over the past 12 months.

Earnings from investments in associates were $28 million for the three months ended September 30, 2014, representing an increase of $8 million from the $20 million earned in the third quarter of 2013. This increase was due to $6 million of income generated at our Chilean and Texas transmission systems, which benefited from additions in their respective rate base and inflation indexation, a $2 million contribution from the recently acquired Brazilian rail business and $9 million of deferred tax recovery at our Chilean transmission system associated with recent reforms in Chilean tax law. In addition, the prior year included $10 million of breakage costs associated with a refinancing at our European port operations, which were not incurred in the current year. This was partially offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013, which contributed $19 million of earnings during the third quarter of 2013.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	September 30, 2014	December 31, 2013
Cash and cash equivalents	$234	$538
Other current assets	826	730
Total assets	16,123	15,682
Current liabilities	587	527
Corporate borrowings	619	377
Non-recourse borrowings	6,206	5,790
Other long-term liabilities	2,523	2,383
Limited partners’ capital	3,395	3,751
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,268	1,408
Non-controlling interest – in operating subsidiaries	1,502	1,419
General partner’s capital	23	27

As of September 30, 2014, we had $16,123 million in assets, compared to $15,682 million at the end of 2013. The $441 million increase is primarily due to the acquisition of our Brazilian rail, U.S. district energy and North American west coast container ports businesses in the first nine months of 2014, which increased assets by $910 million. This was partially offset by $469 million as a result of depreciation of the Australian dollar, British pound, Chilean peso and Brazilian reais relative to the U.S. dollar.

Corporate borrowings increased by $242 million to $619 million at September 30, 2014, as our corporate facility was used to bridge–finance new investment activities.

Non-recourse borrowings increased by $416 million to $6,206 million at September 30, 2014 from $5,790 million at December 31, 2013. The increase is primarily due to refinancings at our UK regulated distribution and Brazilian toll road businesses as well as the acquisition of our Chicago based district energy system, which increased our debt balance by $510 million. This was partially offset by a decline in Australian dollar, British pound, and Chilean peso denominated debt, due to the depreciation of these currencies versus the U.S. dollar during the nine months ended September 30, 2014, decreasing our debt balance by $94 million.

The $500 million decrease in partnership capital compared to December 31, 2013 is primarily attributable to distributions paid to our unitholders of $336 million and foreign currency translation losses of $281 million, offset by earnings of $117 million.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2014			2013				2012
Three months ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$491	$488	$480	$470	$431	$462	$463	$451
Direct operating costs	(216)	(215)	(212)	(212)	(187)	(202)	(222)	(229)
Earnings (losses) from investment in associates	28	1	12	(272)	20	18	17	(8)
Expenses
Interest	(90)	(90)	(87)	(98)	(87)	(90)	(87)	(98)
Corporate costs	(28)	(29)	(27)	(28)	(28)	(26)	(28)	(28)
Valuation items
Fair value changes and other	34	5	(19)	55	(33)	107	(99)	(5)
Depreciation and amortization	(97)	(94)	(91)	(79)	(81)	(83)	(86)	(73)
Income tax (expense) recovery	(42)	(24)	(12)	(12)	33	(36)	20	4

Net income (loss) from continuing operations	80	42	44	(176)	68	150	(22)	14
(Loss) income from discontinued operations, net of tax	—	—	—	—	(11)	35	21	166

Net income (loss)	80	42	44	(176)	57	185	(1)	180

Net income (loss) attributable to others	36	41	29	(32)	39	97	24	147
Net income (loss) attributable to limited partners	44	1	15	(144)	18	88	(25)	33

Per limited partnership unit	$0.29	$0.01	$0.10	$(0.96)	$0.12	$0.60	$(0.17)	$0.23

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. These factors all contributed to the consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned factors, net income is impacted by fair value adjustments to our assets and financial instruments.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport and energy. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 51 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 Mtpa of capacity

Electricity Transmission

•	Approximately 10,500 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 2.1 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Rate base, start of period	$4,411	$4,580	$4,242	$4,790
Capital expenditures commissioned	42	62	145	205
Inflation and other indexation	29	35	75	136
Regulatory depreciation	(15)	(20)	(45)	(60)
Foreign exchange	(218)	122	(168)	(292)

Rate base, end of period	$4,249	$4,779	$4,249	$4,779

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Funds from operations (FFO)	$93	$97	$274	$285
Maintenance capital	(3)	(6)	(8)	(20)

Adjusted funds from operations (AFFO)	$90	$91	$266	$265

Return on rate base[1,2]	11%	11%	11%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distributions operation.

For the three months ended September 30, 2014, our utilities platform produced FFO of $93 million, compared with $97 million in the same period in the prior year. The decrease was primarily due to the sale of our Australasian regulated distribution operation which contributed FFO of $17 million in the third quarter of 2013. Excluding the impact of the sale, FFO increased by $13 million as the business benefited from higher connections activity at our UK regulated distribution business, inflation indexation, a larger regulated asset base and lower costs resulting from margin improvement programs at a number of operations.

The following table presents our utilities platform’s proportionate share of financial results:

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$174	$191	$505	$584
Connection revenue	17	13	49	38
Cost attributable to revenues	(59)	(66)	(166)	(213)

Adjusted EBITDA	132	138	388	409
Interest expense	(41)	(43)	(120)	(131)
Other income	2	2	6	7

Funds from operations (FFO)	93	97	274	285
Depreciation and amortization	(39)	(34)	(118)	(116)
Deferred taxes and other items	1	1	(29)	(40)

Net income	$55	$64	$127	$129

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month		For the nine-month		For the three-month		For the nine-month
	period ended Sept 30		period ended Sept 30		period ended Sept 30		period ended Sept 30
	2014	2013	2014	2013	2014	2013	2014	2013
Regulated Distribution	$51	$64	$149	$177	$41	$50	$117	$136
Regulated Terminal	44	41	128	130	24	22	70	68
Electricity Transmission	37	33	111	102	28	25	87	81

Total	$132	$138	$388	$409	$93	$97	$274	$285

Our regulated distribution operation generated Adjusted EBITDA and FFO of $51 million and $41 million, respectively, for the current quarter, versus $64 million and $50 million, respectively, in the comparative period. This decrease was primarily due to the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, Adjusted EBITDA and FFO were ahead of the prior year by $10 million and $8 million, respectively, due primarily to improved performance at our UK regulated distribution business that benefited from a higher rate base, inflation indexation, higher connections sales activity and lower costs.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $44 million and $24 million, respectively, for the current quarter, versus $41 million and $22 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus the prior year, benefiting from additions to our rate base which more than offset lower foreign exchange rates.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $37 million and $28 million, respectively, for the current quarter, versus $33 million and $25 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year due to inflation indexation, commissioning of projects into rate base and lower operating costs, partially offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, foreign exchange on translation of U.S. denominated debt at our Chilean electricity transmission system, deferred taxes and other items. Depreciation and amortization increased versus prior year as the impact of a larger regulated asset base offset the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Deferred taxes and other items were in-line with prior year as deferred tax gains at our Chilean electricity transmission system as a result of recent reforms in Chilean tax law in the current period and mark-to-market losses on hedging items at our UK regulated distribution business in the prior period were offset by deferred tax gains recorded last year at our UK regulated distribution business as a result of a reduction in local tax rates.

Transport Operations

Our transport platform is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any particular sector, commodity, or customer. Approximately 80% of our transport platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our transport platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Our transport platform is comprised of the following:

Rail

•	Sole provider of rail networks in Southwestern Western Australia with approximately 5,100 kilometres of track and operator of approximately 4,000 kilometres of rail in South America

Toll Roads

•	Approximately 3,200 kilometres of motorways in Brazil and Chile

Ports

•	30 terminals in North America, UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures	$91	$61	$238	$143
Adjusted EBITDA margin[1]	49%	50%	49%	47%
Funds from operations (FFO)	102	82	291	232
Maintenance capital	(19)	(17)	(55)	(43)

Adjusted funds from operations (AFFO)	$83	$65	$236	$189

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In our transport platform, we generated FFO of $102 million in the third quarter of 2014 compared to $82 million in the same period of 2013. The increase in FFO was primarily driven by contributions from additional investments in our Brazilian toll road operation made in September 2013 and partial contribution from the mid-August close of our South American rail acquisition. We also benefited from improved results at our UK port as economic conditions continue to improve in the region and at our Australian rail operations where we benefited from higher volumes from a bumper grain harvest.

The following table presents our transport platform’s proportionate share of financial results:

	For the three-month		For the nine-month
	period ended September 30		period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$328	$256	$923	$760
Cost attributable to revenues	(169)	(128)	(472)	(406)

Adjusted EBITDA	159	128	451	354
Interest expense	(45)	(39)	(132)	(113)
Other expenses	(12)	(7)	(28)	(9)

Funds from operations (FFO)	102	82	291	232
Depreciation and amortization	(66)	(42)	(186)	(135)
Deferred taxes and other items	(11)	(17)	(30)	(44)

Net income	$25	$23	$75	$53

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month		For the nine-month		For the three-month		For the nine-month
	period ended Sept 30		period ended Sept 30		period ended Sept 30		period ended Sept 30
	2014	2013	2014	2013	2014	2013	2014	2013
Rail	$71	$62	$203	$185	$53	$45	$149	$139
Toll Roads	68	47	188	114	37	26	104	62
Ports	20	19	60	55	12	11	38	31

Total	$159	$128	$451	$354	$102	$82	$291	$232

For the three months ended September 30, 2014, our rail operations reported Adjusted EBITDA and FFO of $71 million and $53 million, respectively, versus $62 million and $45 million, respectively, in the prior year. Adjusted EBITDA increased versus the prior year benefitting from partial contribution from the South American rail acquisition that closed in mid-August 2014. On a same store basis, FFO results improved primarily as a result of higher volumes associated with a bumper grain harvest at our Australian rail operation.

For the three months ended September 30, 2014, our toll roads contributed Adjusted EBITDA and FFO of $68 million and $37 million, respectively, compared to Adjusted EBITDA and FFO of $47 million and $26 million, respectively, in the comparative period. This increase is primarily due to the additional investment in our Brazilian toll roads made in September 2013. On a same store basis, toll revenues increased 8% from prior year driven by tariff increases and higher volumes on our Brazilian and Chilean roads.

For the three months ended September 30, 2014, our port operations reported Adjusted EBITDA and FFO of $20 million and $12 million, respectively, compared to Adjusted EBITDA and FFO of $19 million and $11 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus the prior year primarily due to higher volumes predominantly in the UK operations as commensurate with improved economic conditions in the region.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization increased to $66 million for the current quarter, up from $42 million for the same period in 2013. The increase is primarily due to higher depreciation at our Brazilian toll road operation as a result of our additional investment in September 2013, as well as increased depreciation from the acquisitions of our North American west coast container ports and Brazilian rail business completed in the first quarter and third quarter of 2014, respectively. Deferred taxes and other items were $11 million compared to $17 million for the same period in 2013. The variance is primarily attributable to $10 million of prior period breakage costs associated with a refinancing at our European port operations, partially offset by deferred tax recoveries of $4 million at our UK port operations as a result of UK tax reform that occurred in the prior period.

In our U.S. ports business, we had signed agreements to acquire a container terminal located in New York. Due to regulatory issues, we are not proceeding with this transaction.

Energy Operations

Our energy platform is comprised of systems that provide energy transportation, storage, and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy platform is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are typically generated under contracts with varying durations and are relatively stable. Approximately 80% of our energy platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	15,500 kilometres of transmission pipelines

•	Over 50,000 gas distribution customers

•	300 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	Heating plants capable of delivering 1,905,000 pounds per hour of steam and 244,000 tons of cooling capacity sourced from a deep lake water system and mechanical chilling

Results of Operations

The following table presents our proportionate share of the key metrics of our energy platform:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures	$11	$5	$33	$12
Adjusted EBITDA margin[1]	41%	47%	45%	47%
Funds from operations (FFO)	10	14	52	54
Maintenance capital	(11)	(11)	(24)	(28)

Adjusted funds from operations (AFFO)	$(1)	$3	$28	$26

1.      Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Our energy platform generated FFO of $10 million in the third quarter of 2014 compared to $14 million in the same period of 2013. The decline was the result of lower transportation volumes and storage spreads at our North American energy transmission business that more than offset contributions from new investments in our district energy business.

The following table presents our energy platform’s proportionate share of financial results:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$68	$66	$231	$221
Cost attributable to revenues	(40)	(35)	(126)	(117)

Adjusted EBITDA	28	31	105	104
Interest expense	(18)	(18)	(53)	(52)
Other income	—	1	—	2

Funds from operations (FFO)	10	14	52	54
Depreciation and amortization	(21)	(17)	(55)	(51)
Deferred taxes and other items	6	4	8	13

Net (loss) income	$(5)	$1	$5	$16

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month		For the nine-month		For the three-month		For the nine-month
	period ended Sept 30		period ended Sept 30		period ended Sept 30		period ended Sept 30
	2014	2013	2014	2013	2014	2013	2014	2013
Energy Transmission, Distribution & Storage	$23	$29	$94	$97	$6	$13	$44	$50
District Energy	5	2	11	7	4	1	8	4

Total	$28	$31	$105	$104	$10	$14	$52	$54

For the three months ended September 30, 2014, our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $23 million and $6 million, respectively, versus $29 million and $13 million respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as results were impacted by lower transportation volumes and storage spreads at our North American energy transmission business and milder weather. These weaker results more than offset increased contributions from our Australasian business than benefitted from higher in-place connections.

Our district energy business contributed Adjusted EBITDA and FFO of $5 million and $4 million, respectively, for the third quarter of 2014, versus $2 million and $1 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of new systems that came online in the fourth quarter of 2013 and third quarter of 2014.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization increased to $21 million for the current quarter, up from $17 million for the same period in 2013. The increase is primarily due to additional depreciation from the investments in our U.S. district energy business made in the fourth quarter of 2013 and the third quarter of 2014.

Our natural gas transmission operations have been affected by recent temperate weather and weaker fundamentals in the natural gas market. We continue to monitor these market conditions, as well as the results of the business, and will assess whether, if these conditions persist, an impairment analysis will be required to be performed in the fourth quarter of 2014.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Timber Adjusted EBITDA	$—	$3	$—	$39
General and administrative costs	(2)	(2)	(6)	(6)
Base Management Fee	(26)	(26)	(78)	(76)

Adjusted EBITDA	(28)	(25)	(84)	(43)
Other income	5	2	21	2
Financing costs
Timber	—	(1)	—	(13)
Corporate	(4)	(2)	(10)	(10)

Funds from operations (FFO)	(27)	(26)	(73)	(64)
Deferred taxes and other items	24	(29)	(17)	3

Net loss	$(3)	$(55)	$(90)	$(61)

General and administrative costs for the period ended September 30, 2014 were in-line with prior year. We anticipate that our corporate and administrative costs, excluding the Base Management Fee, will be in the range of $8 million to $10 million per year.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee for the current quarter was in-line with the comparative period as our unit trading price and recourse debt were consistent with prior year.

Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Corporate financing costs increased year-over-year due to increased draws on our credit facility to bridge finance our new investments.

Other income includes interest and distribution income, as well as realized gains earned on corporate financial assets.

Deferred taxes and other items for the period ended September 30, 2014 were $24 million, compared to a loss of $29 million in the same period in 2013 as the current period benefited from $41 million of mark-to-market gains related to our foreign currency hedging program at the corporate level, while the prior period contained mark-to-market losses of $12 million.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2014	2013	2014	2013
Funds from operation (FFO)	$178	$167	$544	$507
Per unit FFO[1]	0.85	0.80	2.59	2.47
Distributions	0.48	0.43	1.44	1.29
Payout ratio[2]	63%	59%	62%	57%
Growth of per unit FFO[1]	6%	38%	5%	40%
Adjusted fund from operations (AFFO)[3]	145	133	457	416
AFFO yield[4]	12%	12%	13%	13%

1.	Average units outstanding during the three and nine month period of 210.1 million (2013: 209.9 million and 205.5 million, respectively).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.
4.	AFFO yield is defined as AFFO divided by time weighted invested capital.

We posted strong results for the quarter ended September 30, 2014 with funds from operations (“FFO”) totaling $178 million ($0.85 per unit) compared to FFO of $167 million ($0.80 per unit) in the third quarter of 2013. This 7% increase in FFO (6% per unit) on a year-over-year basis, reflects steady improvements in each of our operating segments and the deployment of capital in both organic growth initiatives and new investments. The payout ratio at period end was 63%, which is at the low end of the target range of 60-70%, and we generated a solid AFFO yield of 12% during the quarter.

The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Statements of Operating Results	2014	2013	2014	2013
Net income by segment
Utilities	$55	$64	$127	$129
Transport	25	23	75	53
Energy	(5)	1	5	16
Corporate and other	(3)	(55)	(90)	(61)

Net income	$72	$33	$117	$137

Adjusted EBITDA by segment
Utilities	$132	$138	$388	$409
Transport	159	128	451	354
Energy	28	31	105	104
Corporate and other	(28)	(25)	(84)	(43)

Adjusted EBITDA	$291	$272	$860	$824

FFO by segment
Utilities	$93	$97	$274	$285
Transport	102	82	291	232
Energy	10	14	52	54
Corporate and other	(27)	(26)	(73)	(64)

FFO	$178	$167	$544	$507

US$ MILLIONS			As of
Statements of Financial Position			September 30, 2014	December 31, 2013
Total assets by segment
Utilities			$4,542	$4,766
Transport			5,175	4,789
Energy			1,733	1,629
Corporate and other			(77)	(46)

Total assets			$11,373	$11,138

Net debt by segment
Utilities			$2,882	$2,838
Transport			2,482	2,333
Energy			1,004	927
Corporate and other			319	(146)

Net Debt			$6,687	$5,952

Partnership capital by segment
Utilities			$1,660	$1,928
Transport			2,693	2,456
Energy			729	702
Corporate and other			(396)	100

Partnership capital			$4,686	$5,186

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at September 30, 2014 and 2013 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was $2.1 billion at September 30, 2014 and was comprised of the following:

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Corporate cash and cash equivalents	$300	$523
Committed corporate credit facility	1,400	1,400
Draws on corporate credit facility	(262)	—
Commitments under corporate credit facility	(77)	(99)
Proportionate cash retained in businesses	375	330
Proportionate availability under subsidiary credit facilities	404	428

Total liquidity	$2,140	$2,582

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of September 30, 2014, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2014	2015	2016	2017	2018	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$—	$—	$357	$—	$262	$619

Total recourse borrowings	4	—	—	—	357	—	262	619

Non-recourse borrowing[1,2]
Utilities
Regulated Distribution	12	—	—	—	32	—	944	976
Regulated Terminal	7	—	—	217	—	—	930	1,147
Electricity Transmission	12	—	1	68	65	2	713	849

	10	—	1	285	97	2	2,587	2,972
Transport
Rail	9	—	—	18	—	—	1,085	1,103
Toll Roads	8	—	263	3	118	132	691	1,207
Ports	6	—	50	10	10	207	123	400

	9	—	313	31	128	339	1,899	2,710
Energy
Energy Transmission, Distribution & Storage	7	—	1	—	514	—	382	897
District Energy	17	—	—	—	—	—	164	164

	8		1	—	514	—	546	1,061
Total non-recourse borrowings[1,2]	10	—	315	316	739	341	5,032	6,743

Total borrowings[3]	10	$—	$315	$316	$1,096	$341	$5,294	$7,362

Cash retained in businesses
Utilities								$90
Transport								228
Energy								57
Corporate								300

Total cash retained								$675

Net debt
Utilities								2,882
Transport								2,482
Energy								1,004
Corporate								319

Total net debt		—%	4%	4%	15%	5%	72%	$6,687

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

3.

As of September 30, 2014, approximately 35% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 20% of our total borrowings.

Our debt has an average term of 10 years. On a proportionate basis, our net debt-to-capitalization ratio as of September 30, 2014 was 59%. The average cash interest rates for our utilities, transport, energy and corporate platforms were 5.3%, 6.7%, 6.8% and 3.5%, respectively (September 30, 2013: 5.7%, 6.1%, 6.8% and 3.2% respectively). The weighted average cash interest rate was 5.9% for the overall business (September 30, 2013: 5.8%).

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2014	December 31, 2013
Consolidated debt	$6,825	$6,167
Less: borrowings attributable to non-controlling interest	(1,857)	(1,675)
Premium on debt and cross currency swaps	(98)	(67)
Add: proportionate share of borrowings of investments in associates:
Utilities	674	716
Transport	1,046	885
Energy	772	779

Proportionate debt	$7,362	$6,805

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2014:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$662	$561	$21	$25	$55
Interest-bearing liabilities[1]	9,502	601	649	1,694	6,558
Finance lease liabilities	19	2	8	3	6
Other long-term liabilities	804	—	142	300	362

	$10,987	$1,164	$820	$2,022	$6,981

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $284 million, $278 million, $762 million and $1,355 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of September 30, 2014, this fee is estimated to be approximately $104 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS—FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of September 30, 2014:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP
Net equity investment—US$	$499	$1,590	$891	$1,069	$260	$150	$164	$63
FX contracts—US$	2,709	(1,430)	(891)	(105)	—	(150)	(133)	—

Net unhedged—US$	$3,208	$160	$—	$964	$260	$—	$31	$63

At September 30, 2014, we had hedges in place equal to approximately 65% of our net equity investment in foreign currencies. For the three and nine month periods ended September 30, 2014, we recorded gains in comprehensive income of $134 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Funds from operations (FFO)	$178	$167	$544	$507
Less: maintenance capital	(33)	(34)	(87)	(91)

Funds available for distribution (AFFO)	145	133	457	416
Distributions paid	(112)	(98)	(336)	(290)

Funds available for reinvestment	33	35	121	126

Growth capital expenditures	(156)	(138)	(454)	(356)
Asset level debt funding of growth capex	80	119	291	254
New investments, net of disposals and cash assumed	(354)	(25)	(393)	158
Project level draws (repayments)	21	75	(30)	341
Draws (repayments) on corporate credit facility	262	193	262	(353)
Proceeds from equity issuance	—	2	—	333
Changes in working capital and other	29	50	25	13

Change in proportionate cash retained in business	(85)	311	(178)	516
Opening, proportionate cash retained in business	760	415	853	210

Closing, proportionate cash retained in business	$675	$726	$675	$726

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures by segment
Utilities	$54	$72	$183	$201
Transport	91	61	238	143
Energy	11	5	33	12

	$156	$138	$454	$356

Growth capital expenditures increased by $18 million or 13% compared to the prior year as a result of capital deployed at our Brazilian toll road operation to increase the capacity of our roads to support growing traffic, in addition to follow-on capital expenditures associated with the acquisition of our U.S. district energy business in the fourth quarter of 2013. These items were partially offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended Sept 30		For the nine-month period ended Sept 30
US$ MILLIONS	Low	High	2014	2013	2014	2013
Maintenance capital expenditures by segment
Utilities	$4	$5	$3	$6	$8	$20
Transport	20	23	19	17	55	43
Energy	6	9	11	11	24	28

	$30	$37	$33	$34	$87	$91

We estimate annual maintenance capital expenditures of $15-20 million, $80-90 million and $25-35 million for our utilities, transport and energy operations, respectively, for a total range between $120-145 million.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of
	September 30, 2014	December 31, 2013
Redeemable Partnership Units, held by Brookfield	58,739,416	58,739,416
General partnership units	1,066,929	1,066,929
Limited partnership units	150,311,548	150,252,174

Total	210,117,893	210,058,519

The partnership had total units outstanding of 210,117,893 as of September 30, 2014.

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the three and nine months ended September 30, 2014, an incentive distribution of $11 million and $33 million, respectively, was paid to the general partner (for the three and nine months ended September 30, 2013: $8 million and $24 million).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized on the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2014 (less than $1 million during the three and nine months ended September 30, 2013).

Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a Base Management Fee, (the “Base Management Fee”), to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $26 million and $78 million for the three and nine months ended September 30, 2014, respectively, ($26 million and $76 million during the three and nine months ended September 30, 2013).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Holding LP and certain holding entities held directly by the Holding LP.

During the three and nine months ended September 30, 2014, $2 million and $6 million, respectively, was reimbursed at cost to the Manager of the partnership ($2 million and $6 million, respectively, during the three and nine months ended September 30, 2013). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposit is at market terms. At September 30, 2014, Brookfield Infrastructure’s deposit balance with Brookfield was $2 million (December 31, 2013: $262 million) and earned interest of less than $1 million for the three and nine months ended September 30, 2014 (less than $1 million for the three and nine months ended September 30, 2013).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc., a subsidiary of Brookfield. The North American district energy operation also utilizes consulting and engineering services provided by wholly-owned subsidiaries of Brookfield on market terms.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2014, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $77 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2014	2013	2014	2013
Net income attributable to partnership[1]	$72	$33	$117	$137
Add back or deduct the following:
Depreciation and amortization	126	93	359	302
Deferred income taxes	4	28	5	62
Mark-to-market on hedging items	(45)	9	(10)	(21)
Valuation losses and other	21	4	73	27

FFO	178	167	544	507
Maintenance capital expenditures	(33)	(34)	(87)	(91)

AFFO	$145	$133	$457	$416

1.	Includes net income (loss) attributable to non-controlling interests — Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization and mark-to-market losses on hedging items during the period.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See ‘‘Discussion of Segment Reconciling Items’’ on page 51 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials[1]
Revenues	$191	$328	$68	$—	$587	$(250)	$154	$491
Costs attributed to revenues	(59)	(169)	(40)	—	(268)	129	(77)	(216)
General & administrative costs	—	—	—	(28)	(28)	—	—	(28)

Adjusted EBITDA	132	159	28	(28)	291	(121)	77
Other income (expense)	2	(12)	—	5	(5)	10	(5)	—
Interest expense	(41)	(45)	(18)	(4)	(108)	42	(24)	(90)

FFO	93	102	10	(27)	178	(69)	48
Depreciation and amortization	(39)	(66)	(21)	—	(126)	57	(28)	(97)
Deferred taxes	3	(7)	3	(3)	(4)	(19)	(10)	(33)
Mark-to-market on hedging items	3	2	(1)	41	45	—	2	47
Valuation (losses) gains and other	(5)	(6)	4	(14)	(21)	3	(4)	(22)
Share of earnings from associates	—	—	—	—	—	28	—	28
Net income attributable to non-controlling interest	—	—	—	—	—	—	(8)	(8)

Net income (loss) attributable to partnership[2]	$55	$25	$(5)	$(3)	$72	$—	$—	$72

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued operations	As per IFRS financials[1]
Revenues	$204	$256	$66	$7	$533	$(225)	$130	$(7)	$431
Costs attributed to revenues	(66)	(128)	(35)	(4)	(233)	110	(68)	4	(187)
General & administrative costs	—	—	—	(28)	(28)	—	—	—	(28)

Adjusted EBITDA	138	128	31	(25)	272	(115)	62	(3)
Other income (expense)	2	(7)	1	2	(2)	4	(1)	18	19
Interest expense	(43)	(39)	(18)	(3)	(103)	39	(24)	1	(87)

FFO	97	82	14	(26)	167	(72)	37	16
Depreciation and amortization	(34)	(42)	(17)	—	(93)	35	(23)	—	(81)
Deferred taxes	15	1	4	(48)	(28)	3	14	30	19
Mark-to-market on hedging items	3	—	—	(12)	(9)	(8)	(2)	—	(19)
Valuation (losses) gains and other	(17)	(18)	—	31	(4)	22	(4)	(33)	(19)
Share of earnings from associates	—	—	—	—	—	20	—	—	20
Income from discontinued operations,net of income tax	—	—	—	—	—	—	—	(11)	(11)
Net income (loss) attributable to non-controlling interest	—	—	—	—	—	—	(22)	(2)	(24)

Net income (loss) attributable to partnership[2]	$64	$23	$1	$(55)	$33	$—	$—	$—	$33

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Net income attributable to the partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials[1]
Revenues	$554	$923	$231	$—	$1,708	$(701)	$452	$1,459
Costs attributed to revenues	(166)	(472)	(126)	—	(764)	351	(230)	(643)
General & administrative costs	—	—	—	(84)	(84)	—	—	(84)

Adjusted EBITDA	388	451	105	(84)	860	(350)	222
Other income (expense)	6	(28)	—	21	(1)	18	(8)	9
Interest expense	(120)	(132)	(53)	(10)	(315)	123	(75)	(267)

FFO	274	291	52	(73)	544	(209)	139
Depreciation and amortization	(118)	(186)	(55)	—	(359)	157	(80)	(282)
Deferred taxes	(12)	3	2	2	(5)	(33)	(17)	(55)
Mark-to-market on hedging items	7	5	(1)	(1)	10	(3)	2	9
Valuation (losses) gains and other	(24)	(38)	7	(18)	(73)	47	5	(21)
Share of earnings from associates	—	—	—	—	—	41	—	41
Net income attributable to non-controlling interest	—	—	—	—	—	—	(49)	(49)

Net income (loss) attributable to partnership[2]	$127	$75	$5	$(90)	$117	$—	$—	$117

	Brookfield Infrastructure’s Share
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued operations	As per IFRS financials[1]
Revenues	$622	$760	$221	$83	$1,686	$(653)	$406	$(83)	$1,356
Costs attributed to revenues	(213)	(406)	(117)	(44)	(780)	337	(212)	44	(611)
General & administrative costs	—	—	—	(82)	(82)	—	—	—	(82)

Adjusted EBITDA	409	354	104	(43)	824	(316)	194	(39)
Other income (expense)	7	(9)	2	2	2	8	(8)	18	20
Interest expense	(131)	(113)	(52)	(23)	(319)	115	(73)	13	(264)

FFO	285	232	54	(64)	507	(193)	113	(8)
Depreciation and amortization	(116)	(135)	(51)	—	(302)	123	(71)	—	(250)
Deferred taxes	1	8	13	(84)	(62)	(1)	21	55	13
Mark-to-market on hedging items	(3)	—	3	21	21	(14)	5	—	12
Valuation (losses) gains and other	(38)	(52)	(3)	66	(27)	30	(7)	(49)	(53)
Share of earnings from associates	—	—	—	—	—	55	—	—	55
Income from discontinued operations,net of income tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(61)	(43)	(104)

Net income (loss) attributable to partnership[2]	$129	$53	$16	$(61)	$137	$—	$—	$—	$137

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, the general partner and limited partners.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Brookfield Infrastructure’s Share
AS AT SEPTEMBER 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,542	$5,175	$1,733	$(77)	$11,373	$(1,874)	$4,178	$2,446	$16,123

	Brookfield Infrastructure’s Share
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED SEPT 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(29)	$(74)	$(18)	$—	$(121)
Attribution to non-controlling interest	53	15	9	—	77

Adjusted EBITDA	24	(59)	(9)	—	(44)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	6	31	15	—	52
Attribution to non-controlling interest	(17)	(6)	(2)	(4)	(29)

FFO	13	(34)	4	(4)	(21)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	23	43	3	—	69
Attribution to non-controlling interest	(36)	(9)	(7)	4	(48)

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED SEPT 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(46)	$(45)	$(24)	$—	$(115)
Attribution to non-controlling interest	37	15	10	—	62
Discontinued operations	—	—	—	(3)	(3)

Adjusted EBITDA	(9)	(30)	(14)	(3)	(56)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	10	18	15	—	43
Attribution to non-controlling interest	(16)	(6)	(3)	—	(25)
Discontinued operations	—	—	—	19	19

FFO	(15)	(18)	(2)	16	(19)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	36	27	9	—	72
Attribution to non-controlling interest	(21)	(9)	(7)	—	(37)
Discontinued operations	—	—	—	(16)	(16)

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE NINE MONTH PERIOD ENDED SEPT 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(86)	$(199)	$(65)	$—	$(350)
Attribution to non-controlling interest	153	47	22	—	222

Adjusted EBITDA	67	(152)	(43)	—	(128)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	17	84	44	(4)	141
Attribution to non-controlling interest	(52)	(20)	(7)	(4)	(83)

FFO	32	(88)	(6)	(8)	(70)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	69	115	21	4	209
Attribution to non-controlling interest	(101)	(27)	(15)	4	(139)

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE NINE MONTH PERIOD ENDED SEPT 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(134)	$(112)	$(70)	$—	$(316)
Attribution to non-controlling interest	125	43	26	—	194
Discontinued operations	—	—	—	(39)	(39)

Adjusted EBITDA	(9)	(69)	(44)	(39)	(161)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	30	50	45	(2)	123
Attribution to non-controlling interest	(52)	(21)	(8)	—	(81)
Discontinued operations	—	—	—	31	31

FFO	(31)	(40)	(7)	(10)	(88)
Adjustments to items net income attributable to partnership[3]
Contributions from investment in associates	104	62	25	2	193
Attribution to non-controlling interest	(73)	(22)	(18)	—	(113)
Discontinued operations	—	—	—	8	8

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates increased compared to the third quarter of 2013 as the sale of our Australasian regulated distribution operation and lower transportation volumes at our North American gas transmission business were more than offset by the contributions from the additional investment in our Brazilian toll roads made in September 2013 and the acquisition of our Brazilian rail business completed in the third quarter of 2014.

Attribution to non-controlling interest increased over the prior year primarily due to improved performance at our UK regulated distribution business that benefited from a higher rate base and inflation indexation.

Contributions from our discontinued operations are comprised of the results of our Canadian and U.S. freehold timberland operations, which recognized lower earnings relative to the prior year as result of the disposition of these timberland assets during 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Common control transactions

IFRS 3 (2008) does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Classification of assets and liabilities as held for sale

Judgment is applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the Consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the partnership.

Financial instruments

Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in note 3(n) of Brookfield Infrastructure’s annual consolidated financial statements. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 15 of Brookfield Infrastructure’s annual consolidated financial statements.

Valuation of standing timber

Changes in fair value are recorded in profit and loss during the period of change. Brookfield Infrastructure determines fair value on an annual basis. Certain assets recorded at fair value were estimated and determined by management of the partnership with due consideration given to other relevant data points. Key estimates and assumptions in determining the fair value of standing timber are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

Valuation of investment property

The fair value of investment property is primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases.

In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure. Fair value is estimated by management of the partnership with due consideration given to other relevant data points.

Fair values in business combinations

Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows, revenue streams and value-in-use calculations. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Impairment of goodwill and intangibles with indefinite lives

The impairment assessment of goodwill and intangible assets with indefinite lives requires an estimation of the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill; timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values.

Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses; and other tax measurements.

Other critical judgments utilized in the preparation of the partnership’s financial statements include the determination of functional currency, determination of operating segments, determination of effectiveness of financial hedges for accounting purposes, recoverability of deferred tax assets and assessment of tax uncertainties, and determination of control.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Brookfield Infrastructure applied, for the first time, certain standards and amendments to standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these standards on the partnership’s accounting policies and disclosures is as follows:

a) Recently Adopted Accounting Standards and Amendments

IFRIC 21 Levies – (“IFRIC 21”)

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure’s accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation – (“IAS 32”)

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructures accounting for or presentation of financial instruments for the current and prior periods presented.

b) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (SCAs). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers – (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal controls over financial reporting (“ICFR”) during the three and nine months ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The assessment of ICFR for the period by this report excludes Macquarie District Energy Holdings LLC on the basis this business was acquired less than 365 days before September 30, 2014. Brookfield Infrastructure completed the acquisition of Macquarie District Energy Holdings LLC on August 21, 2014 and proceeded to integrate the operations and administration of Macquarie District Energy Holdings LLC immediately thereafter. Brookfield Infrastructure will expand its ICFR to include Macquarie District Energy Holdings LLC during 2015. The financial statements of this entity constitute $138 million of net assets, $375 million of total assets, $9 million of revenues and $1 million of net income of the consolidated financial statements of the Partnership as at and for the nine months ending September 30, 2014.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (“IFRS”), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.